UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WILD OATS MARKETS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

96808B107

(CUSIP Number)

Robert P. Bermingham
The Yucaipa Companies LLC
9130 W. Sunset Boulevard
Los Angeles, California 90069
(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐

CUSIP No. CUSIP No. 96808B107			Page 2 of 13

1.	Name of Reporting Person: Ronald W. Burkle		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,616,100 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 2,616,100 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,616,100 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. CUSIP No. 96808B107			Page 3 of 13

1.	Name of Reporting Person: Yucaipa American Management, LLC		I.R.S. Identification Nos. of above persons (entities only): Tax I.D. No. 30-0013506

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,616,100 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 2,616,100 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,616,100 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. CUSIP No. 96808B107			Page 4 of 13

1.	Name of Reporting Person: Yucaipa American Funds, LLC		I.R.S. Identification Nos. of above persons (entities only): Tax I.D. No. 30-0013485

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,616,100 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 2,616,100 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,616,100 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. CUSIP No. 96808B107			Page 5 of 13

1.	Name of Reporting Person: Yucaipa American Alliance Fund I, LLC		I.R.S. Identification Nos. of above persons (entities only): Tax I.D. No. 04-3626977

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,616,100 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 2,616,100 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,616,100 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. CUSIP No. 96808B107			Page 6 of 13

1.	Name of Reporting Person: Yucaipa American Alliance Fund I, LP		I.R.S. Identification Nos. of above persons (entities only): Tax I.D. No. 04-3626968

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,616,100 shares

		8.	Shared Voting Power: 2,616,100 shares

		9.	Sole Dispositive Power: 2,616,100 shares

		10.	Shared Dispositive Power: 2,616,100 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,616,100 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): PN

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Wild Oats Markets, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3375 Mitchell Lane, Boulder, Colorado 80301.

Item 2. Identity and Background.

     (a) This statement is being filed jointly by (i) Ronald W. Burkle, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iii) Yucaipa American Alliance Fund I, LLC, a Delaware limited liability company (“YAAF LLC”), and (iv) Yucaipa American Alliance Fund I, LP, a Delaware limited partnership (“YAAF” and, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds and YAAF LLC, the “Reporting Persons”). Mr. Burkle is the managing member of Yucaipa American, which is the managing member of Yucaipa American Funds, which is the managing member of YAAF LLC, which, in turn, is the general partner of YAAF.

     (b) The address of the principal business and principal office of each of the Reporting Persons is c/o The Yucaipa Companies LLC, 9130 W. Sunset Boulevard, Los Angeles, California 90069.

     (c) The principal business of each of the Reporting Persons is acquiring, investing in and/or managing supermarket companies and other large retail and distribution companies. The present principal occupation or employment of Mr. Burkle is as the managing member of Yucaipa American and as the managing member of The Yucaipa Companies LLC, a private investment group specializing in supermarket companies and other large retail and distribution companies, the address of which is 9130 W. Sunset Boulevard, Los Angeles, California 90069.

     (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Burkle is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds required by YAAF to acquire the shares reported in Item 5 was $19,772,194.03, net of commissions. Approximately $10.5 million of such funds were provided by working capital and the remaining $9.3 million of such funds were drawn from YAAF’s existing working capital credit facility, which amounts were subsequently repaid in full with equity capital. The Reporting Persons anticipate that the portion of such funds drawn from the working capital credit facility will be repaid in the ordinary course of business out of funds drawn from capital contributions by the Reporting Persons’ respective members and limited partners.

Item 4. Purpose of Transaction.

     The Reporting Persons have acquired the shares reported in Item 5 in open market transactions since February 25, 2005 because, in their opinion, such shares are undervalued by the market at the present time.

     The Reporting Persons believe that Robert Miller’s addition is a strong positive development. In addition, the Company should have substantial opportunities for future growth due to the fact that recent developments in the supermarket and general retail sectors are likely to create attractive opportunities for the Company to acquire new stores and expand into new geographic locations.

     The Reporting Persons currently hold their shares of Common Stock for investment purposes. However, the Reporting Persons intend to closely monitor the Company’s performance and may modify their plans in the future. In their capacities as shareholders, the Reporting Persons have contacted members of the Company’s board of directors to discuss shareholder concerns and may contact the Company’s board or management again from time to time to discuss such concerns. In addition, the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Company.

     Although the Reporting Persons do not have any current plans other than the monitoring and communication program outlined in the previous paragraph, the Reporting Persons may in the future exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests. More specifically, depending on their evaluation of various factors, including the investment potential of the Common Stock, the Company’s business prospects and financial position, other developments concerning the Company, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Persons and other factors deemed relevant, the Reporting Persons may take such actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired. In addition, the Reporting Persons may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock.

     As of the date of this Statement, except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) YAAF is the direct beneficial owner of all of the 2,616,100 shares of the Company’s common stock currently owned by the Reporting Persons. Such shares represent approximately 9.2% of the Company’s outstanding Common Stock, based upon the 28,484,901 shares of Common Stock outstanding as of November 1, 2004, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2004. By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of Common Stock directly beneficially owned by YAAF. Mr. Burkle disclaims any such ownership (except to the extent of his pecuniary interest therein), and the filing of this Statement shall not be construed as an admission that Mr. Burkle is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

     (b) YAAF, acting through its general partner, YAAF LLC, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the shares held by YAAF.

     (c) The table below sets forth purchases of the shares of the Company’s Common Stock by the Reporting Persons during the last 60 days. All of such purchases were effected by YAAF in broker transactions on the Nasdaq National Market.

		Approximate Price
		Per Share ($)
Date	Amount of Shares	(net of commissions)
February 25, 2005	293,000	$6.3174
February 28, 2005	435,000	$6.3357
March 1, 2005	389,500	$6.6265
March 2, 2005	94,000	$6.8455
March 15, 2005	135,700	$7.3720
March 16, 2005	50,000	$7.6347
March 18, 2005	618,804	$8.3145
March 21, 2005	100,000	$8.8431
March 22, 2005	200,096	$8.9842
March 23, 2005	300,000	$9.0383

     (d) Except as stated elsewhere in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than set forth above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 6. Material Exhibits to be Filed.

Exhibit 1	Joint Filing Agreement.

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 24, 2005	RONALD W. BURKLE
	By:	/s/ Ronald W. Burkle

Dated: March 24, 2005	YUCAIPA AMERICAN MANAGEMENT, LLC
	By:	/s/ Ronald W. Burkle
		Name:	Ronald W. Burkle
Its: Managing Member

Dated: March 24, 2005	YUCAIPA AMERICAN FUNDS, LLC
	By:	Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle

Name: Ronald W. Burkle
Its: Managing Member

Dated: March 24, 2005	YUCAIPA AMERICAN ALLIANCE FUND I, LLC
	By:	Yucaipa American Funds, LLC
Its: Managing Member
By: Yucaipa American Management, LLC Its: Managing Member

By:	/s/ Ronald W. Burkle

Name: Ronald W. Burkle
Its: Managing Member

Dated: March 24, 2005	YUCAIPA AMERICAN ALLIANCE FUND I, LP
	By:	Yucaipa American Alliance Fund I, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC Its: Managing Member

By:	/s/ Ronald W. Burkle

Name: Ronald W. Burkle
Its: Managing Member

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of March 24, 2005.